Exhibit 28


Robert W. Lougee, Jr.             Thomas L. Lavelle
Vice President and Director       Manager, Media Relations
Financial Communications          (401) 278-3003
(401) 278-5879


                 Fleet Financial Group Reports
           Record Earnings of $613 Million for 1994;
    Fourth Quarter Net Income of $165 Million Also New High

    Providence, R.I., January 18, 1995: Fleet Financial Group today reported record net income of $613 million for 1994, a 26% increase from the $488 million earned in 1993. Fully diluted earnings per share were $3.75 for the year ended December 31, compared to $3.01 a year earlier. 1994 was the second consecutive year of record earnings at Fleet, and the first year pre-tax earnings exceeded $1 billion.
    "We are extremely pleased to report such a strong earnings performance," said Terrence Murray, chairman and chief executive officer. "The results are especially gratifying given today's increasingly competitive financial services industry and challenging interest rate environment."
    Fourth quarter earnings, also a record, rose 21% to $165 million, or $1.05 per fully diluted share, versus $136 million, or $.85 per fully diluted share, in the fourth quarter of 1993.
    Murray said the earnings increase in 1994 was primarily the result of significant expense control combined with lower credit costs and steadily improving loan growth. "Through the outstanding efforts of a strong management team and a dedicated workforce, we were able to substantially improve our efficiency ratio, further reduce the level of non-performing assets, and show real growth in our loan portfolio," he said. "We believe these efforts, coupled with a strengthening economy in the Northeast and our strategic acquisitions, position us exceptionally well for continued growth in 1995."
    The corporation's return on assets (ROA) and return on equity (ROE) showed significant improvement during the year.
ROA rose to 1.27% and ROE to 18.77% from 1.06% and 16.07%, respectively, a year ago. Both ratios are the highest in the history of the corporation. Fourth quarter ROA was 1.42%, versus 1.14% in the same quarter of 1993, while ROE was 21.71% versus 16.98%.
    Eugene M. McQuade, executive vice president and chief financial officer, noted that "Fleet experienced growth in both commercial and consumer loans during the year, and we were especially pleased to see increased loan volume in most of our banking franchises." At December 31, 1994, loans totaled $27.5 billion which represented an increase of approximately $1.2 billion, or 5%, compared to the $26.3 billion at December 31, 1993. Moreover, loans have increased by approximately $500 million, or 7% on an annualized basis, from the $27.0 billion at September 30, 1994.
    During the fourth quarter, the corporation recorded $60 million of pre-tax income relating to a tax settlement with the Internal Revenue Service. This income was offset by $24 million in charges at Fleet Finance relating to a $12 million restructuring charge for its efficiency improvement program and $12 million of additional OREO reserves. In addition, a loss of $21 million on the sale of $2.5 billion in securities was incurred to better position the corporation for a continued rising interest rate environment, and a $9 million market writedown on investments made by the corporation's venture capital subsidiary was also recorded.
    During 1994, Fleet announced several transactions that will strengthen both its banking and financial services franchises. Acquisition of the $1 billion Sterling Bancshares was completed in the third quarter of 1994, and the acquisition of $2.5 billion NBB Bancorp is expected to be completed this month. Also, Fleet's acquisition of Plaza Home Mortgage Corp. is expected to close early in 1995, and Fleet recently announced its intention to reacquire the publicly held shares of Fleet Mortgage Group, its mortgage banking subsidiary.
    In addition, Fleet increased its quarterly stock dividend twice during the past year, with the payout rising from $.30 per share to $.40 per share, or $1.60 per share on an annualized basis. The increase declared in October was the fourth time in the past two years that Fleet has raised its common stock dividend.
Income Statement
    Net interest income totaled $2.0 billion for 1994, compared to $2.1 billion in 1993. The net interest margin for 1994 was 4.64%, compared to 5.02% in 1993. The decrease of 38 basis points was due principally to the rapid rise in interest rates of 250 basis points during 1994 as the cost of deposits and other sources of funds outpaced the increase in yield on earning assets. Several actions were undertaken during the year to restructure the securities portfolio and improve the corporation's sensitivity to rising interest rates, including the sale of $2.5 billion of securities during the fourth quarter of 1994. These actions resulted in an increase in the net interest margin of 30 basis points to 4.75% in the fourth quarter of 1994 compared to the third quarter of 1994.
    Credit loss provisions for 1994 were $62 million, compared to $271 million in 1993, with the decline due to continued improvements in asset quality and significant reductions in net charge-offs. Net charge-offs were $104 million in 1994 compared to $290 million in 1993, a decrease of $186 million. Credit loss provisions were $17 million in the fourth quarter of 1994 and net charge-offs were $32 million compared to $55 million and $68 million, respectively, for the comparable period in 1993.
    Noninterest income, excluding securities gains/(losses) totaled $1.17 billion during 1994 compared to $1.18 billion in 1993. Noninterest revenues were negatively impacted by a $51 million decrease in mortgage banking revenue due to the impact of rising interest rates during 1994 on mortgage loans originations. Noninterest income for the fourth quarter of 1994, excluding securities losses of $21 million, totaled $331 million compared to $296 million in 1993, excluding securities gains of $23 million. Results for the fourth quarter of 1994 include the previously mentioned $60 million tax settlement and a $9 million market writedown at Fleet Equity Partners.
    Noninterest expense totaled $2.0 billion for the year ended December 31, 1994, excluding $44 million of restructuring charges. Excluding the $125 million restructuring charge and a $90 million charge related to the accelerated amortization of mortgage servicing assets recorded in 1993, noninterest expense was reduced by approximately $185 million, or 8%. Significant reductions were noted in employee compensation and several other noninterest expense categories. These reductions are attributable to the successful implementation of numerous cost cutting strategies. Additionally, OREO expense declined by $18 million as nonperforming assets continued to decline in 1994.
At December 31, 1994, nonperforming assets totaled $518 million, a reduction of $83 million, or 14%, from $601 million at December 31, 1993. Noninterest expenses totaled $504 million in the fourth quarter of 1994, compared to $552 million in 1993. Fourth quarter results included a $12 million restructuring charge related to an efficiency improvement study and $12 million of additional OREO reserves at Fleet Finance. Excluding such charges, noninterest expenses were $480 million and the resulting efficiency ratio was 61.6%.
Earnings By Group
    The Banking Group produced earnings of $597 million during 1994 (excluding security gains/losses), a 42% gain compared to earnings of $422 million in 1993, and $165 million in fourth quarter earnings, compared to $131 million in the fourth quarter of 1993, an increase of 26%. Fourth quarter earnings were positively impacted by lower credit quality costs and reduced operating expenses.
    Net income from the Financial Services Group last year rose 38% to $58 million (excluding restructuring charges), from the $42 million earned by the Group a year earlier. Of the $58 million, Fleet Mortgage contributed $55 million versus $25 million in 1993, as 1994 earnings benefited from a less volatile origination environment and a strengthening of its servicing business. Fleet Credit, the company's equipment leasing subsidiary, also had a strong year with earnings of $20 million, compared with $11 million a year ago. AFSA, Fleet's student loan processing company, turned in an excellent performance with earnings of $4.6 million, up 36% from the year-earlier period with the completion of the first year of its direct student loan contract with the federal government. Fleet Finance's loss of $39 million ($31 million excluding the restructure charge) compares to a $29 million loss in 1993. During the fourth quarter of 1994, the corporation took several actions at Fleet Finance to address asset quality concerns and to improve efficiency. Those actions included recording an additional $15 million in provision for credit losses, recording $12 million in OREO reserves, and completing an efficiency improvement study which resulted in a $12 million restructuring charge.
    In the fourth quarter of 1994 the Financial Services Group recorded income of $3 million, compared to a loss of $11 million in the fourth quarter of 1993. Fleet Mortgage earned $19 million and $12 million in the fourth quarters of 1994 and 1993, respectively, an increase of 58%, which is attributable to increased mortgage servicing revenue in 1994 and accelerated amortization of mortgage servicing assets during 1993.
Balance Sheet
    Total assets at December 31, 1994 and 1993 were $48.8 billion and $47.9 billion, respectively. Total loans and leases have increased from $26.3 billion at December 31, 1993 to $27.5 billion at December 31, 1994.
    The reserve for credit losses was $953 million at December 31, 1994, representing 3.46% of loans, compared to $1 billion, or 3.80% of loans, at December 31, 1993.
    Stockholders' equity amounted to $3.4 billion at December 31, 1994 compared to $3.6 billion at December 31,
1993. The decrease reflects the previously announced repurchase of common shares in anticipation of the purchase of New Bedford Bancorp.
    All 1994 financial information has been restated to include the acquisition of Sterling Bancshares as if it had occurred on January 1, 1994.
    Fleet Financial Group is a diversified financial services company listed on the New York Stock Exchange (NYSE-FLT) with approximately 1,200 offices nationwide. Its lines of business include commercial and consumer banking, mortgage banking, investment management, and mortgage and student loan processing.

               (see comparative results attached)

                             FLEET FINANCIAL GROUP
                              FINANCIAL HIGHLIGHTS


THREE MONTHS ENDED                                         TWELVE MONTHS ENDED
Dec. 31,   Dec. 31,                                        Dec. 31,   Dec. 31,
  1994       1993                                            1994      1993

                   For the Period ($ in millions)
   $165     $136   Net income                                $613     $488
    493      522   Net interest income (a)                  2,022    2,084
     17       55   Provision for credit losses                 62      271


                   Per Common Share
  $1.05    $0.85   Fully diluted earnings                   $3.75    $3.01
  32.38    33.38   Market value (period-end)                32.38    33.38
   0.40     0.30   Cash dividends declared                   1.40     1.025
  22.23    22.84   Book value (period-end)                  22.23    22.84


                   Operating Ratios
   1.42%    1.14%  Return on average assets                  1.27%    1.06%
  21.71    16.98   Return on average common equity          18.77    16.07
                   Return on average realized common
  19.60    16.98     equity (b)                             18.11    16.07
   4.75     4.91   Net interest margin                       4.64     5.02
   6.93     7.59   Total equity/assets (period-end)          6.93     7.59
                   Tier 1 risk-based capital ratio
   10.3     11.8     (Estimated)                             10.3     11.8
                   Total risk-based capital ratio
   14.5     16.6     (Estimated)                             14.5     16.6

                   At Quarter End ($ in millions)
$48,757  $47,923   Assets                                 $48,757  $47,923
 27,541   26,310   Loans and leases                        27,541   26,310
 34,806   31,085   Deposits                                34,806   31,085
  3,380    3,639   Total stockholders' equity               3,380    3,639


                   Asset Quality ($ in millions)
   $518     $601   Nonperforming assets                      $518     $601
                   Nonperforming assets as a % of loans,
   1.88%    2.27%    leases, and OREO                        1.88%    2.27%
   1.60     1.77   Nonperforming loans to period-end loans   1.60     1.77
                   Nonperforming assets as a % of total
   1.06     1.25     assets                                  1.06     1.25
                   Reserve for credit losses to period-
   3.46     3.80     end loans and leases                    3.46     3.80

                   Reserve for Credit Losses ($ in millions)
   $969   $1,015   Beginning reserve for credit losses     $1,000   $1,029
     17       55   Provision for credit losses                 62      271
   (48)     (95)   Gross charge-offs                        (186)    (379)
     16       27   Recoveries                                  82       89
    (1)      (2)   Sales, puts to FDIC, other                 (5)     (10)
    953    1,000   Ending reserve for credit losses           953    1,000


                   (a) Fully taxable equivalent
                   (b) Excludes average unrealized losses on
                       securities available for sale.

                             FLEET FINANCIAL GROUP
                         CONSOLIDATED INCOME STATEMENT
                                ($ in thousands)


  THREE MONTHS ENDED                                    TWELVE MONTHS ENDED
 Dec. 31,    Dec. 31,                                 Dec. 31,       Dec. 31,
   1994        1993                                     1994           1993


$ 835,255 $803,273  Interest income (FTE)            $ 3,312,506  $ 3,245,687
  342,528  280,880  Interest expense                   1,290,583    1,161,381
- -----------------------------------------------------------------------------
  492,727  522,393    Net interest income (FTE)        2,021,923    2,084,306
- -----------------------------------------------------------------------------
   17,114   55,343       Provision for credit losses      62,130      270,724
- -----------------------------------------------------------------------------
                      Net interest income after
  475,613  467,050    provision for credit losses      1,959,793    1,813,582

- -----------------------------------------------------------------------------
                    Noninterest income:
   84,587  110,734    Mortgage banking                   362,587      414,086
                      Service charges, fees and
   70,124   61,586      commissions                      255,412      240,733
   43,667   44,091    Investment services revenue        174,764      173,762
                      Securities available for sale
  (21,185)  23,211      gains/(losses)                     (620)      282,444
  132,607   79,495    Other                              380,998      354,250
- -----------------------------------------------------------------------------
  309,800  319,117       Total noninterest income      1,173,141    1,465,275
- -----------------------------------------------------------------------------
                    Noninterest expense:
  222,245  250,070    Employee compensation and benefits 949,251    1,018,124
   38,533   43,293    Occupancy                          167,463      174,166
   33,655   33,047    Equipment                          133,183      129,787
   18,267   19,937    Legal and other professional        75,294       74,479
   17,202   17,657    FDIC assessment                     69,965       75,854
   20,013   14,656    Marketing                           64,520       53,141
   92,948  111,089    Other                              384,040      422,777
- -----------------------------------------------------------------------------
  442,863  489,749       Subtotal                      1,843,716    1,948,328
- -----------------------------------------------------------------------------
   17,216   41,620    Acquired servicing rights
                         amortization                     85,349      239,940
                      Core deposit and goodwill
   14,279   13,001       amortization                     57,309       53,594
   12,000       --    Restructuring charges               44,000      125,000
   17,253    8,024    OREO expense                        39,471       57,364
- -----------------------------------------------------------------------------
   60,748   62,645       Subtotal                        226,129      475,898
- -----------------------------------------------------------------------------
  503,611  552,394       Total noninterest expense     2,069,845    2,424,226
- -----------------------------------------------------------------------------
  281,802  233,773  Income before income taxes         1,063,089      854,631
   10,781    7,994  Tax-equivalent adjustment             40,233       33,192
  101,379   86,897  Applicable income taxes              397,708      327,407
- -----------------------------------------------------------------------------
  169,642  138,882  Net income before minority interest  625,148      494,032
    4,452    2,849  Minority interest                     12,217        5,983
- ------------------------------------------------------------------------------

$ 165,190 $ 136,033   Net income                     $   612,931  $   488,049
- --------- ----------  ----------                      ----------  -----------

                        FLEET FINANCIAL GROUP
                     CONSOLIDATED BALANCE SHEETS
                           ($ in millions)



                                   Dec. 31,    Sept. 30,   Dec. 31,
                                     1994        1994        1993
ASSETS:
Cash and cash equivalents          $  5,857    $  2,349    $  2,213
Securities available for sale:
  1994 at market; 1993 at cost       10,353      12,779      12,577
Securities held to maturity             891         940       1,546
Loans and lease financing            27,541      27,048      26,310
Reserve for credit losses             (953)       (969)     (1,000)
Mortgages held for resale               489         581       2,622
Acquired servicing rights               827         793         560
Premises and equipment                  824         793         733
Accrued interest receivable             342         364         347
Other intangibles                       339         349         353
Other assets                          2,247       1,961       1,662
- --------------------------------------------------------------------
    Total assets                   $ 48,757    $ 46,988    $ 47,923
- --------------------------------------------------------------------


LIABILITIES:
Deposits:
    Demand                         $  6,890    $  6,272    $  6,473
    Regular savings, NOW,
      money market                   15,220      15,576      16,437
    Time                             12,696      11,764       8,175
- --------------------------------------------------------------------
         Total deposits              34,806      33,612      31,085
- --------------------------------------------------------------------
Federal funds purchased and
  repurchase agreements               2,846       2,576       1,961
Other short-term borrowings           3,105       2,540       6,146
Accrued expenses and
  other liabilites                    1,163       1,418       1,648
Long-term debt                        3,457       3,396       3,444
- --------------------------------------------------------------------
    Total liabilities                45,377      43,542      44,284
- --------------------------------------------------------------------

STOCKHOLDERS' EQUITY:
Preferred stock                         379         379         501
Common stock                          3,001       3,067       3,138
- --------------------------------------------------------------------
    Total stockholders' equity        3,380       3,446       3,639
- --------------------------------------------------------------------
    Total liabilities and
      stockholders' equity         $ 48,757    $ 46,988    $ 47,923
- --------------------------------------------------------------------

                                                  FLEET FINANCIAL GROUP
                                           CONSOLIDATED AVERAGE BALANCE SHEETS
                                                     ($ in millions)

          THREE MONTHS ENDED                                                                TWELVE MONTHS ENDED

December 31, 1994  December 31, 1993                                              December 31, 1994    December 31, 1993

Average            Average                                                        Average              Average
Balance    Rate    Balance    Rate                                                Balance    Rate      Balance    Rate


                                       ASSETS:
$    390   5.47%   $      9   3.11%    Money market instruments                   $    137   5.20%     $    184   3.00%
      82   5.91          76   3.68     Trading account securities                       73   4.99            79   4.05
  12,962   6.16      13,738   6.27     Securities                                   15,438   5.99        12,938   6.85
  27,193   9.00      26,247   8.31     Loans and leases                             26,637   8.62        26,144   8.46
     636   8.01       2,246   6.69     Mortgages held for resale                     1,120   7.14         1,979   7.05
      94    --          165    --      Foreclosed property                             120    --            211    --
- ------------------------------------------------------------------------------------------------------------------------
  41,357   8.03%     42,481   7.53%         Total interest-earning assets           43,525   7.61%       41,535   7.81%
- ------------------------------------------------------------------------------------------------------------------------
     332    --          368    --      Accrued interest receivable                     341    --            348    --
    (968)   --       (1,021)   --      Reserve for credit losses                      (986)   --         (1,033)   --
   5,445    --        5,395    --      Other assets                                  5,506    --          5,116    --
- ------------------------------------------------------------------------------------------------------------------------
$ 46,166    --     $ 47,223    --      Total assets                                 48,386    --         45,966    --

                                       LIABILITIES AND STOCKHOLDERS' EQUITY:
                                       LIABILITIES:
                                       Deposits:
$ 15,294   2.32%   $ 16,181   1.85%    Savings                                    $ 15,956   2.08%     $ 15,990   2.14%
  10,581   4.91       8,498   4.26     Time                                          9,689   4.47         9,184   4.37
- ------------------------------------------------------------------------------------------------------------------------
  25,875   3.38      24,679   2.68          Total interest-bearing deposits         25,645   2.98%       25,174   2.96%
- ------------------------------------------------------------------------------------------------------------------------
   5,401   4.41       7,215   2.97     Short-term borrowings                         7,645   3.85         5,971   3.02
   3,480   7.09       3,701   6.46     Long-term debt                                3,392   6.85         3,718   6.37
- ------------------------------------------------------------------------------------------------------------------------
  34,756   3.91%     35,595   3.13%         Total interest-bearing liabilities      36,682   3.52%       34,863   3.33%
- ------------------------------------------------------------------------------------------------------------------------

           4.12%              4.40%         Net interest spread                              4.09%                4.48%
- ------------------------------------------------------------------------------------------------------------------------
                                       Demand deposits and other noninterest-
   6,786    --        6,757    --        bearing time deposits                       6,733    --          6,429    --
   1,272    --        1,294    --      Other liabilities                             1,388    --          1,222    --
- ------------------------------------------------------------------------------------------------------------------------
  42,814    --       43,646    --      Total liabilities                            44,803    --         42,514    --
- ------------------------------------------------------------------------------------------------------------------------
   3,352    --        3,577    --      Stockholders' equity                          3,583    --          3,452    --
- ------------------------------------------------------------------------------------------------------------------------
$ 46,166    --     $ 47,223    --      Total liabilities and stockholders' equity  $48,386    --         45,966    --
- ------------------------------------------------------------------------------------------------------------------------

           4.75%              4.91%    Net interest margin                                   4.64%                5.02%
- ------------------------------------------------------------------------------------------------------------------------